                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              Medco Research, Inc.
      -----------------------------------------------------------------
                               (Name of Issuer)

                                 Common Stock
      -----------------------------------------------------------------
                        (Title of Class of Securities)

                                  584059109
                         ----------------------------
                                (CUSIP Number)

 Judith A. Manion, One Mellon Bank Center, Pittsburgh, PA 15228 (412) 236-1985
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                JANUARY 10, 2000

             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), 13d-1(g) check the following box |X|

                  Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 584059109
          ---------
                                     13D
________________________________________________________________________________
1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

             State of Wisconsin Investment Board
                 39-6006423
________________________________________________________________________________
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                                        (a)_____
         Not Applicable                                                 (b)_____
________________________________________________________________________________
3   SEC USE ONLY


________________________________________________________________________________
4   Source Of Funds*

    OO
________________________________________________________________________________
5   Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To
    Items 2(d) Or 2(e):  |_|

________________________________________________________________________________
6   CITIZENSHIP OR PLACE OF ORGANIZATION

         Madison, Wisconsin
________________________________________________________________________________
               7    SOLE VOTING POWER
  NUMBER OF                        1,214,700
   SHARES      _________________________________________________________________
BENEFICIALLY   8    SHARED VOTING POWER
  OWNED BY                         Not Applicable
    EACH
  REPORTING    _________________________________________________________________
   PERSON      9    SOLE DISPOSITIVE POWER
    WITH                           1,214,700
               _________________________________________________________________
               10    SHARED DISPOSITIVE POWER
                                   Not Applicable

________________________________________________________________________________
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                          1,214,700 See Item 5
________________________________________________________________________________
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES  CERTAIN
    SHARES *              Not Applicable

________________________________________________________________________________
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                          11.60% See Item 5
________________________________________________________________________________
14  TYPE OF REPORTING PERSON *

           EP (Public Pension Fund)

________________________________________________________________________________

                     * SEE INSTRUCTION BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER
         (a) Medco Research, Inc. Common Stock
         (b) Medco Research, Inc.
         (c) 85 TW Alexander Drive, P.O. Box 13886, Ste. 308
             Research Triangle PA, NC 27709

ITEM 2.  IDENTITY AND BACKGROUND
         (a) State of Wisconsin Investment Board
         (b) P.O. Box 7842
             Madison, WI 53707
         (c) Wisconsin State Agency

         (d) None of the Reporting Persons has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

         (e) During the past five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Not applicable.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         THIS STATEMENT IS FILED PURSUANT TO 13d-1(a) OR 13d-2(a) AND THE STATE OF WISCONSIN INVESTMENT BOARD IS A GOVERNMENT AGENCY WHICH MANAGES PUBLIC PENSION FUNDS SUBJECT TO PROVISIONS COMPARABLE TO ERISA.

         The State of Wisconsin Investment Board ("SWIB") is the beneficial owner of 1,214,700 shares of Common Stock. The aggregate purchase price of such shares was $23,535,749.66 and was paid out of Wisconsin Retirement System ("WRS") public pension trust funds managed by SWIB.

ITEM 4.  PURPOSE OF TRANSACTION

         SWIB has filed a Complaint in the Court of Chancery in the State of Delaware, and is conducting shareholder solicitation challenging the proposed merger between Medco Research Inc. and King Pharmaceuticals. (See attached Exhibits)

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) See cover page
         (b) See cover page
         (c) Transactions completed within last 60 days:
             (1) SWIB
             (2) December 7, 1999
             (3) 6,642 shares and 1,658 shares
             (4) $27.45 per share
             (5) Normal transaction on New York Stock Exchange brokered through Bridge Trading, St. Louis, MO.
         (d) Not applicable
         (e) Not applicable

ITEM 6.  NOT APPLICABLE

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS

         Exhibit 1: Complaint
         Exhibit 2: Solicitation Letter

                                  SIGNATURE

    After reasonable inquiry to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                               January 12, 2000
                               -----------------
                                     Date

                               /S/ George Natzke
                              -------------------
                                   Signature

                     George Natzke, Chief Financial Officer
                     --------------------------------------
                                   Name/Title

                                                                       Exhibit 1


                IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
                          IN AND FOR NEW CASTLE COUNTY

STATE OF WISCONSIN INVESTMENT                   )
BOARD, on behalf of itself and all others       )
similarly situated,                             )
                                                )
                           Plaintiff,           )
                                                )
                  v.                            )   Civil  Action No. 17727-NC
                                                )
WILLIAM BARTLETT, JAY N. COHN,                  )
MARK B. HIRSCH, EUGENE L. STEP,                 )
RICHARD C. WILLIAMS, and MEDCO                  )
RESEARCH, INC.,                                 )
                                                )
                           Defendants.          )


                               VERIFIED COMPLAINT

                  Plaintiff, the State of Wisconsin Investment Board ("SWIB"), for its complaint against the defendants, makes the following allegations upon information and belief, except as to allegations relating to itself, which it makes upon personal knowledge.

                              SUMMARY OF THE ACTION

                  1. On December 1, 1999, Medco Research, Inc. ("Medco") announced that it had entered a merger transaction (the "Merger") in which each share of Medco common stock would be exchanged for .6818 shares of King Pharmaceuticals, Inc. ("King") common stock based upon a 20 day average of the closing price of King stock.

                  2. If the closing of the Merger had taken place on the day it was announced (December 1, 1999) Medco shareholders would have received $28.25 worth of King stock for each share of Medco stock. (See Exhibit A hereto for King's stock price for the 20 days prior to December 1, 1999). According to the Proxy Statement soliciting shareholder approval, the closing price of Medco stock that same day was $27.25. Thus, the deal on the day it was approved would have provided Medco shareholders with a mere 3.67% premium for their shares.

                  3. Moreover, the Merger consideration was not being paid in cash, but rather in King stock. This provided a two-fold risk to Medco shareholders. If the price of King stock decreased after the merger was announced, as does the share price of most acquirers' stock, Medco stockholders would be left with a deal that, at best, afforded no premium, or, at worst, caused a discount to its closing price. Conversely, if the price of King stock ran up, Medco stockholders would be paid with overly inflated currency. Such inflation would substantially increase the risk that the rush of former Medco stockholders to sell King stock after the Merger closed would result in a rapid deflation of the price. Thus, few if any former Medco shareholders could actually monetize their new King holdings at anything near the claimed value of the Merger consideration.

                  4. This grossly unfair deal is a direct result of the tainted process implemented by the Medco board of directors.

                  5. Medco's chief executive officer, Roger Blevins, abruptly resigned soon after King expressed its unsolicited interest in purchasing Medco. In response, the Medco board effectively appointed a committee of one, its chairman Richard C. Williams ("Williams"), to handle Medco's response to King's inquiry. Because Williams was not a full-time Medco employee, the Medco board believed that it needed to compensate Williams for being the point man for Medco in discussions with King. The Medco board then breached its fiduciary duty to its shareholders by devising a compensation plan for Williams that assured a bad result.

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                  6. The Medco board agreed to pay Williams .75% of the
aggregate proceeds if a transaction closed, and nothing if a transaction did not close. Thus, the one person negotiating on behalf of Medco, and controlling the flow of information to the other Medco board members, had a $2.2 million (with the possibility of increasing to $2.8 million if the Merger goes forward at $34 per share) incentive to do a deal, whether that was a good deal or not. For if he used his business judgment and walked away from a bad deal, Williams' fee disappeared. Because Williams owned minimal Medco stock, his interest in his fee vastly outweighed any interest he might have had as a Medco stockholder. With Williams' interests so far out of line from the Medco stockholders' interest, a bad deal was almost certain.

                  7. Because Williams was incentivized to land a deal -- any deal -- he sold out the Medco stockholders by:

                  a. proposing and agreeing to a transaction without having appropriate valuations of Medco to know the true value of Medco stock;

                  b. isolating the other board members from King's representatives so that he could retain full control of what little negotiation there was with King; and

                  c. failing to order any financial due diligence of King before he recommended the Merger to the board.

                  8. The board delegated to Williams its authority to negotiate the sale of Medco and thereby created the incentive for him to abuse that authority. They did so without giving consideration to the amount of work Williams would have to do, i.e., what Medco would receive in return. The board's failure to oversee Williams' conduct resulted in:

                  a. a price "collar" that would have Medco shareholders receiving as little as $22.50 per share on the low end - a fairly hefty discount to Medco's trading price prior to the announcement of the Merger;

                  b. a substantial risk that Medco's shareholders would be paid in overly inflated King stock and would therefore suffer tremendous diminution in value immediately after the Merger;

                  c. the retention of a financial adviser who has done substantial work for King in the recent past and who is a market-maker in King stock; and

                  d. the blind acceptance of this conflicted financial adviser's so-called "fairness opinion" when the opinion was limited by its terms to a single day and expressly included the statement that reevaluation was necessary for any other timeframe.

                  9. Not only has Williams put his own interest above that of the Medco stockholders, but he has done so through lock-ups which prevent any other potential acquirer from making a competing bid for Medco. The lock-ups include:

                  a. granting a lock-up option to King, the primary purpose of which is to destroy pooling-of-interest tax treatment for any competing acquisition proposal;

                  b. granting unreasonably expensive break-up fees and expense provisions amounting to 7% of the total transaction under certain circumstances;

                  c. granting a "no-shop/no-talk" provision that prevents Medco from even talking directly to any potential acquirer;

                  d. denying the Medco board any "fiduciary out," because Medco would owe King a $12 million termination fee, even if it determined that its fiduciary duty required it to recommend a superior offer; and

                  e. granting King 200% of its costs (up to $6 million) if King's stock price for any 20 day period falls below $30 and King terminates, plus the $12 million break-up fee if Medco goes on to a transaction with another company within one year.

                 10. In soliciting shareholder approval for the Merger, the Board omitted the following material information from the Proxy:


                  a. any explanation for the unconventional valuation methodologies employed by Medco's financial adviser;

                  b. that the directors other than Williams only received information filtered through Williams or H&Q;

                  c. the reasons why Roger Blevins, Medco's former chief executive officer, left Medco's employ;

                  d. the nature and the extent of the work that H&Q, Medco's financial adviser, has done for King;

                  e. that H&Q's "fairness opinion" was frozen as to a certain date, expressly required reevaluation for any other date and expressly excluded from its consideration the future of King's stock price;

                  f. what fee was or will be paid to H&Q, and whether that fee is in any way tied to the success of the Merger;

                  g. the reason(s) why a director voted against the Merger in a preliminary vote, and what information changed that director's mind;

                  h. the significant risk that King's repeated violations of FDA regulations will cause King to lose its contract manufacturing business - a business which accounts for 11% of King's revenues and adds to King's profitability by absorbing a number of King's costs; and

                  i. that H&Q took action that would increase King's stock price by placing King on its focus list immediately after King called off the merger talks because of the decline in its stock price.

                  11. If the Merger is not enjoined, Medco stockholders will be forced to vote on, and accept, a transaction that not only prevents them from realizing the fair value of their Medco stock, but will likely cause them to receive far less than they otherwise would have received in the open market for their Medco stock absent this Merger.

                                   THE PARTIES

                  12. Plaintiff SWIB is investment manager for the Wisconsin public employees retirement system, which has responsibility for the benefits of over 450,000 current and former employees. SWIB is, and has been at all relevant times, the holder of 1,206,400 shares of Medco common stock which is approximately 11.5 % of the outstanding shares of Medco. SWIB's stake in Medco has a current market value in excess of $36 million.

                  13. Defendant Medco, a Delaware corporation, is a pharmaceutical company specializing in cardiovascular medicines and adenosine receptor technologies. As of March 29, 1999, there were 10,322,145 shares of Medco common stock outstanding.

                  14. Defendants William Bartlett, Jay N. Cohn, Mark B. Hirsch, and Eugene L. Step (collectively, with Richard C. Williams, the "Board") are directors of Medco.

                  15. Defendant Richard C. Williams ("Williams") is the Chairman of Medco's Board of Directors.

                            CLASS ACTION ALLEGATIONS

                  16. SWIB brings this action pursuant to Rule 23 of the Rules of the Court of Chancery on behalf of itself and all other persons who owned Medco common stock (the "Class") as of December 29, 1999, the record date set for the vote on the Merger. Excluded from the Class are the defendants, as well as their affiliates and assigns.

                  17. This action is properly maintainable as a class action.

                  18. The Class is so numerous that joinder of all members is impractical. As of March 29, 1999, the Company had outstanding 10,322,145 shares of its common stock, held by individuals and entities too numerous to bring separate actions. It is reasonable to assume that holders of the common stock are geographically dispersed throughout the United States.

                  19. There are questions of law and fact which are common to the class and which predominate over questions affecting any individual class member. The common questions include, inter alia, the following:

                  a. whether the decision to delegate to Williams the authority to negotiate the Merger and the subsequent reliance upon him in approving the transaction constituted a breach of the fiduciary obligations owed to the common stockholders;

                  b. whether the Merger incorporates "lock-up" devices that are illegal under Delaware law; and

                  c. whether the Proxy contains misrepresentations and/or omissions of material facts in connection with the Merger.

                  20. SWIB is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. SWIB's claims are typical of the claims of the other members of the Class. Accordingly, SWIB is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

                  21. SWIB anticipates that there will be no difficulty in the management of this litigation as a class action.

                  22. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

              23. The prosecution of separate actions would create the risk of:

                  a. inconsistent or varying adjudications which would establish incompatible standards for conduct for the defendants; and/or

                  b. adjudications which would as a practical matter be dispositive of the interests of other members of the Class.

                               FACTUAL BACKGROUND

                  24. King is a pharmaceutical company that has gained its product lines by acquisition. Its growth strategy is to acquire products it believes to be undermarketed and to then grow the product's market share through aggressive sales and marketing techniques. To carry out this business plan, King has leveraged itself to the hilt. As of early December 1999, King had over $600 million in debt, less than $11 million in cash, and only $20 million available on its revolving credit line. Its debt to equity ratio is approximately 86%. King is rapidly running out of cash and credit.

                  25. Because King has no product pipeline of its own, the only way King can service its existing debt and still continue to grow is to acquire new products. The only way debt-ridden King can acquire new products is to acquire a ready source of cash.

                  26. King found its "cash cow" in Medco. Medco is a drug development company that "in-licenses" patented medical technology from leading research institutions, outsources its manufacturing operations to third parties, "out-licenses" its lead products to large pharmaceutical companies and receives royalties based on those licensees' sales. The royalties on Medco's cardiovascular medicines and adenosine receptor technologies, combined with the minuscule overhead of Medco's lean staffing, have made it flush with cash. Moreover, Medco has at least two new or improvement drugs in its product pipeline that promise to revolutionize this niche of the pharmaceutical industry. The importance of Medco's available cash to King cannot be overemphasized, as is born out by the condition of the Merger that was ultimately negotiated that Medco have a minimum of $50 million in cash and liquid assets immediately after closing.

                  27. In March and April of 1999, King's Chairman and CEO, John
M. Gregory, approached Medco's then-CEO, Roger Blevins, and Williams regarding a business combination between King and Medco. Williams reported King's overtures to the Board at its next regularly scheduled meeting, held on May 26, 1999. The Board considered the fact that Medco had, for the past two years, been exploring the idea of partnering with another company in order to change from a royalty-based company to a sales-based one. Medco had engaged Hambrecht &Quist LLC ("H&Q") to assist it in this endeavor and to disseminate materials about Medco to potential partners. H&Q's efforts, however, had not generated any interest in discussing a possible strategic alliance with Medco. In light of this failure, the Board authorized Williams to continue negotiations with King on Medco's behalf.

                  28. King put the talks on hold, however, until late July, when -- not coincidentally -- Blevins resigned from both the Medco Board and his CEO position. After Blevins' resignation, Gregory again contacted Williams and indicated King's renewed interest in Medco. Gregory and Williams arranged to meet in Chicago on August 19, 1999. At that Chicago meeting, Williams indicated that he thought an appropriate price for Medco was $35 per share, even though no valuation of Medco had been performed. Gregory stated that King's initial position was $30 per share. The two ended the meeting by agreeing that their respective management teams would make presentations to each other in September 1999.

                  29. On August 24, 1999, King formally engaged Credit Suisse First Boston ("First Boston") to be its financial advisor for the negotiations. On that same date, Medco engaged H&Q for the same purpose, seemingly willing to overlook H&Q's strong ties to King as both a market maker in King's stock and as a recent financial adviser to King. Not surprisingly, Williams was the primary conduit through which information passed between the Board and H&Q.

                  30. The King and Medco management teams met on September 10, 1999 and, after their presentations about their companies' businesses, discussed their respective financial results and projections and the possible synergies of a King-Medco combination. They determined what steps were necessary for the transaction and established a timeline for the transaction. The Medco Board was informed the following day of the events of this meeting by memorandum drafted by Williams.

                  31. On September 21, 1999, the Board authorized Medco to pay Williams .75% of the aggregate value of the consideration paid to Medco in any "strategic alliance" involving Medco. The fee may have been intended to provide Williams with the incentive to negotiate a lucrative deal for Medco's shareholders, but it was poorly designed to achieve that result. Rather, the only incentive it actually provided was for Williams to acquiesce to King's inadequate and unfair proposal.

                  32. At the next regularly scheduled meeting of the Medco Board on September 29, 1999, the Board concluded that Medco's only alternatives for its future were to either remain independent or to accept the transaction with King. The Board approved pursuing the transaction with King in light of "valuation scenarios" presented to it by H&Q -- a market-maker in King stock and a frequent adviser to King.

                  33. Throughout the month of October, King's representatives conducted financial, regulatory and intellectual property due diligence of Medco. King's representatives spent five days at Medco's facilities, while King's financial and legal advisors conducted separate inquiries into Medco's finances and proprietary protections for its products. For its "due diligence" of King, Medco merely had its general counsel review King's publicly available SEC filings.

                  34. On October 20, 1999, Williams, and Williams alone, went to King's headquarters to decide the basic structure of the deal with Gregory. After the meeting, Williams went home and Gregory went to his board for authorization to move forward on the parameters he set with Williams. Gregory received that authorization on October 22, 1999, and called Williams that same day to formally convey King's offer of $30 per Medco share.

                  35. The Medco Board met telephonically on October 22, 1999, at which time Williams advised them of King's offer. The Board unanimously (Williams abstaining) authorized Williams to proceed with the negotiations for a merger with King at the price of $30 per share.

                  36. Within days, however, Gregory called Williams to inform him that King's stock price had declined and that King would not pursue the Merger unless its stock price recovered.

                  37. The next day, November 1, 1999, H&Q placed King stock on their Focus List. This recommendation resulted in King's stock price rebounding quickly.

                  38. When King's stock price did rebound, it was not King which came running back to the table. Rather, it was Williams (no doubt with his nearly $2.2 million fee in sight) who called Gregory, asking him to proceed with the transaction and to allow Medco to begin its initial round of due diligence of King. Gregory agreed, and within a days King circulated a draft merger agreement to Medco.

                  39. The revisions to the draft merger agreement were handled on Medco's behalf by Williams. In fact, he traveled to King headquarters twice in the ensuing two weeks to discuss the agreement with King's representatives. It was at the second of those meetings that the parties addressed Medco's request for a collar on the Merger consideration in light of "the recent volatility of King's stock." (Proxy at 33). King agreed, and the $22.50 to $34.00 collar was included in the Merger Agreement. The collar provides that if King's average stock price for the 20 day period ending 3 days prior to the shareholder vote falls between $49.87 and $33.00 per share, the exchange ratio will be .6818 shares of King for each share of Medco. If the average share price is higher than $49.87, the ratio will be capped to provide a maximum value of $34. If it is lower than $33, the ratio will be adjusted upward to provide a minimum of $22.50 of King stock.

                  40. Despite the fact that in the first discussion between Williams and Gregory about price, Williams suggested $35 per Medco share and Gregory suggested $30 per Medco share, the deal that Williams agreed to was worth $28.25 per Medco share. That price was almost 6% below the opening offer made by King. Thus, the benefit that Williams brought to Medco in return for his $2.2 million fee (with upside potential to be $2.8 million) was a reduction in the purchase price of over $18 million. Nevertheless, Williams quickly brought his deal to the board for its rubber stamp of approval.

                  41. On November 30, 1999, Medco's Board convened telephonically for its vote on the Merger. The terms presented to the Board were as follows:

                  a. the collar described in paragraph 39 would give a maximum value of $34 and a floor of $22.50;

                  b. Medco was required to have at least $50 million in cash at the time of the closing;

                  c. King was granted an option to purchase 19.9% of Medco stock in the event anyone became a 20% holder - effectively killing the possibility that any other offeror could account for the transaction as a pooling of interests;

                  d. Medco agreed to pay King $12 million and half of the proxy costs if Medco terminated the Merger; and

                  e. Medco agreed to pay King 200% of King's costs (up to $6 million) if King terminated the Merger because its stock price average in any twenty day period was below $30, plus the $12 million termination fee if Medco consummates a transaction with another company within one year.

                  42. H&Q delivered its opinion that, as of November 30, 1999, the consideration to be received by Medco's shareholders in the transaction was fair, from a financial point of view. Of course, H&Q did not expressly state the amount of the consideration it assumed was to be received by the Medco stockholders in its Fairness Opinion. The Board, with Williams abstaining, unanimously approved the Merger.

                  43. In soliciting its shareholders' votes for the Merger, Medco has failed to disclose adequately to its shareholders the most fundamental and material information they will need to make an informed decision on the Merger -- namely the respective values of Medco and King. The Proxy does include statements putting forth the valuation analyses of H&Q, Medco's financial adviser, but provides no explanation for the rather unconventional applications found therein.

                  44. For example, H&Q's future discounted share price analysis for King was based upon management projections for 2001. For Medco, H&Q used management projections for 2009 - a full eight years beyond the King projections. The decision to project out nearly a decade for Medco seems all the more bizarre in light of H&Q's use of Medco's 2000 and 2001 projections in the comparable companies analysis.

                  45. Moreover, the disclosure of H&Q's methodology is totally incomprehensible. H&Q claims to use a "Discounted Future Share Price Analysis." This methodology is not one recognized by the investment community for a company that has current earnings and the Proxy does not explain why it was chosen. The proxy does not disclose the definition of the terms used by H&Q in its analysis. In particular it does not define "net earnings" or how it established its extraordinary discount range of 40% - 45%. Nor does the Proxy disclose why such a bizarre measure of value was used as opposed to more traditional measure of values such as a "Discounted Cash Flow Analysis" or a "Price Earnings Multiple" based on trailing twelve months, current year or next year earnings. The Proxy presents an even further distorted picture when it adds First Boston's "Upside Estimates" for King's premiere product, Altace. There is no explanation of why it was necessary to add Altace estimates into the picture (one would presume management's projections would include the company's biggest moneymaker), and of why only the upside estimates were used by H&Q in performing a valuation of King. Any worthwhile valuation would include both upside and conservative/downside scenarios in order to glean an accurate picture of value. However, the Proxy does not disclose any downside analysis.

                  46. The Proxy continues to mislead when it discusses H&Q's method of discounting values. In its "Discounted Future Share Price" analysis H&Q applies a discount range of 15% to 17% to King, but then applied a whopping 40% to 45% discount range to Medco with no explanation for the wide disparity. The scant discount applied to King is all the more troubling in light of what even the Medco Board acknowledges to be King's highly volatile stock price. There is no accounting in H&Q's valuations for the recent, significant inflation in King's stock price (which as of the filing of this Complaint is in excess of $60 per share) and how that impacts shareholder value in the Merger, nor is there any explanation for the failure to so account. This failure is particularly troubling in light of the Board's multiple disclaimers in the Proxy that there are no guarantees about King's future stock price.

                  47. Having thus apparently skewed the numbers, H&Q came up with valuation ranges that are virtually meaningless. The deep discount applied to projections at the end of the decade gave Medco a value of $11.70 to $19.94, compared to the glowing $32.26 to $39.20 (management estimates) and $43.58 to $52.95 (Altace Upside Estimates) achieved for King with near term, pollyanna projections and shallow discounts.

                  48. The comparable companies analysis was no better. Medco's value under that analysis was determined to be $11.22 to $31.13 -- hardly a guidepost for a shareholder faced with the decision of whether to vote for the Merger.

                  49. Nor does the Proxy give any indication of whether Medco will get a fairness opinion as of the date on which the Merger price becomes fixed and how the overinflated King stock price (even by H&Q's generous valuations) impacts the fairness of the Merger consideration.

                  50. In the Proxy, dated January 5, 1999, Medco solicited its shareholders to vote for the Merger. The Proxy fails to disclose the following material facts:

                  a. any explanation for the bizarre (and possibly manipulative) valuation techniques employed by H&Q;

                  b. the fact that the directors other than Williams only received information filtered through Williams or H&Q;

                  c. the reasons why Roger Blevins, Medco's former chief executive officer, left Medco's employ;

                  d. the nature and the extent of the work that H&Q, Medco's financial adviser, has done for King;

                  e. that H&Q's "fairness opinion" was frozen as to a certain date and expressly required reevaluation for any other date;

                  f. what fee was or will be paid to H&Q, and whether that fee is in any way tied to the success of the Merger;

                  g. the reason(s) why a director voted against the Merger in a preliminary vote, and what information changed that director's mind;

                  h. the significant risk that King's repeated violations of FDA regulations will cause King to lose its contract manufacturing business - a business which accounts for 11% of King's revenues and adds to King's profitability by absorbing a number of King's costs; and

                  i. that H&Q took action that would increase King's stock price by placing King on its focus list immediately after King called off the merger talks because of the decline in its stock price.

                  51. The omission of this material information is the culmination of the tainted process initiated by the Board when it handed over all negotiating authority to Williams and provided him with the incentive to come back with only one result, a transaction, whether it be good or bad. Medco's shareholders are now suffering as a result.

                          KING'S STOCK PRICE TELLS ALL

                  52. From King's initial public offering through the end of the third quarter 1999, a share of Medco stock traded at a higher price than a share of King stock (adjusted for splits). According to the Proxy, from the beginning of 1999, through September 1999, King stock traded at a price not exceeding $27 13/16 per share. After King engaged an investment banker and began discussions with Medco, the trading range of its stock jumped to $30 - $40 per share, and stayed there through early November 1999. During the first week in November, H&Q placed King on its Focus List. This recommendation caused King's stock price to soar on dramatically increased volume, hitting a high of $51.25 before settling back down into the low forties. King's stock price stayed in the low to mid forties for the next two weeks until the Merger was announced. Thus, H&Q was able to resurrect the Merger by lifting King's stock price to where King would be willing to do a deal.

                  53. Once the Merger was announced, rather than go down in price, as the stock price of most acquirors does, King's stock took off -- no doubt because the market recognized that King was "stealing" Medco. On December 2, 1999, King's stock price rose 9 3/8 (20%) to $55 1/2. On December 3, 1999, King's stock price rose 9 3/4 (17.5%) to $65 1/4. As word of SWIB"s opposition to the Merger spread, King's stock price settled back into a $50 - $60 trading range. As of the filing of this Complaint, King's stock price exceeds $60 per share.

                  54. Prior to the announcement of the Merger, King had never had a closing stock price above $50 per share. A chart of King's stock price is attached hereto as Exhibit B and incorporated herein.

                  55. King's stock price makes clear that: (a) the Merger is a steal for King and a sham for Medco; and (b) Medco stockholders are at substantial risk that once the Merger is completed, numerous former Medco stockholders will dump their newly received King shares and thereby drive down King stock from the lofty and unique heights at which that stock price now sits. The result will be that the actual monetized Merger consideration received will be far less than the paper Merger consideration by which King and Medco try to sell the Merger. But that will not matter to Williams, because he owns little Medco stock and his multimillion dollar fee, which is calculated based upon the paper Merger consideration, is being paid all in cash.

                         KING'S STOCK PRICE DOES NOT LIE

                  56. The sale of Medco is the only opportunity that Medco stockholders will have to obtain a premium for their investment. The Merger gives the Medco stockholders anything but a premium. By every measure, Medco stockholders are giving away more than they will get in the Merger.

                  57. For example, through the first 9 months of this year, Medco earned 88 cents per fully diluted share. King earned only 65 cents per diluted share. The pro forma for the combined King-Medco entity shows earnings for the first 9 months of 1999 at 78 cents per share. Thus, for each Medco share representing 88 cents of earnings, Medco stockholders will receive .6818 shares of the merged entity representing 53 cents of earnings, a 40% reduction for Medco stockholders, but a 20% increase for King stockholders.

                  58. Book value shows the same thing -- Medco stockholders losing out while King stockholders gain. For the period ending September 30, 1999, King had a book value of $2.75 per share, Medco had a book value of $6.23 per share and the combined entity had a book value of $3.56 per share. Thus, the Medco stockholders will receive $2.42 per share in book value in the merged entity, a decrease of over 61%. Conversely, the King stockholders will have a book value of $3.56 per share, an increase of almost 30%.

                  59. The same thing is true for cash; Medco stockholders lose, King stockholders gain. For the period ending September 30, 1999, King had cash and cash equivalents of $0.23 per share, Medco had $0.42 per share in cash and cash equivalents. The combined entity would have had almost $0.28 per share in cash. Thus, the Medco stockholders will have just under $0.19 per share in cash in the merged entity, a decrease of 55%. Conversely, the King stockholders will have cash of $0.28 per share, an increase of 21%.

                  60. Anyway one looks at the Merger, except through the eyes of those collecting fees if it closes, the Merger is a bad deal for Medco. Thus, King's stock price has risen and Medco's stock price stays trapped, choked by the top of the collar negotiated by Williams.

                  61. Moreover, Medco stockholders are giving up their ability to control their company. While Medco directors owned almost no Medco stock, allowing the Medco stockholders a meaningful vote at election time, King is controlled by its directors and officers who own a majority of King's outstanding stock. That majority stake: (a) has been used to elect a majority of the board who are insiders; (b) has allowed for no independent review; and (c) has refused to allow any formal procedures to address conflicts of interest. Williams has not only sold out the Medco stockholders cheap, he has sold them out to an entity which affords them absolutely no protection.

                                     COUNT I
                       (BREACH OF FIDUCIARY DUTY OF CARE)

                  62. Plaintiff realleges paragraphs 1-61 as set forth above and incorporates them herein by reference.

                  63. This count is brought against Defendants Bartlett, Cohn, Hirsch and Step.

                  64. As directors of Medco, these defendants owed to Medco's shareholders fiduciary duty of care. To fulfill this duty, the directors are required to take appropriate steps to inform themselves of all material facts before rendering a decision about the corporation. Moreover, whenever directors delegate their decisionmaking authority to a committee of the Board, the duty of care mandates that they maintain active and direct oversight in a matter as significant as the sale of corporate control.

                  65. The defendants failed to fulfill any aspect of their fiduciary duty of care. In fact, their own action of appointing Williams to negotiate for Medco and then taking away his objectivity by dangling a multimillion success fee in front of him, virtually assured that they would be kept in the dark. They removed themselves from the process of negotiating the best transaction possible for Medco's shareholders, and left Williams with the human temptation of a huge fee if he landed the King deal, and nothing if he did not get the deal. Having put Williams in the position to corrupt the process of negotiating the Merger, the defendants compounded their breach of duty by failing to do anything to oversee him or to inform themselves. No other director ever accompanied Williams to any of the meetings with King, and Williams was allowed to serve as the sole conduit of information between the Board and King.

                  66. As a result of the defendants' wrongful conduct, SWIB and all other class members have been injured and have no adequate remedy at law.

                                    COUNT II
                           (BREACH OF FIDUCIARY DUTY)

                  67. Plaintiff realleges paragraphs 1-66 as set forth above and incorporates them herein by reference.

                  68. This count is brought against all defendants.

                  69. When soliciting shareholder approval, directors have a fiduciary duty to provide the shareholders with all information that would be material to their vote.

                  70. Defendants breached this duty by failing to disclose the following material information to Medco's shareholders in the Proxy soliciting their approval of the Merger:


                  a. any explanation for the bizarre (and possibly manipulative) valuation techniques employed by H&Q;

                  b. the fact that the directors other than Williams only received information filtered through Williams or H&Q;

                  c. the reasons why Roger Blevins, Medco's former chief executive officer, left Medco's employ;

                  d. the nature and the extent of the work that H&Q, Medco's financial adviser, has done for King;

                  e. that H&Q's "fairness opinion" was frozen as to a certain date and expressly required reevaluation for any other date;

                  f. what fee was or will be paid to H&Q, and whether that fee is in any way tied to the success of the Merger;

                  g. the reason(s) why a director voted against the Merger in a preliminary vote, and what information changed that director's mind; and

                  h. the significant risk that King's repeated violations of FDA regulations will cause King to lose its contract manufacturing business - a business which accounts for 11% of King's revenues and adds to King's profitability by absorbing a number of King's costs.

                  71. As a result of the defendants' wrongful conduct, SWIB and all other class members have been deprived of the ability to make an informed decision on the Merger. As such, they have no adequate remedy at law.

                                    COUNT III
                      (BREACH OF FIDUCIARY DUTY OF LOYALTY)

                  72. Plaintiff realleges paragraphs 1-71 as set forth above and incorporates them herein by reference.

                  73. This count is brought against all defendants.

                  74. As directors, defendants owe a duty of unswerving loyalty to act in the best interests of the shareholders.

                  75. The defendants breached their duty of loyalty by agreeing to illegal lock-up provisions which were designed to prevent Medco from pursuing any bona fide offer for the company. The lock-up devices employed in the Merger and agreed to by the defendants are:

                  a. a stock option for King, the sole purpose of which is to destroy pooling-of-interest tax treatment for any competing acquisition proposal;

                  b. unreasonably expensive break-up fees and expense provisions amounting to 7% of the total transaction under certain circumstances;

                  c. the Medco board's foregoing any "fiduciary out," because Medco would owe King a $12 million termination fee, even if it determined that its fiduciary duty required it to recommend a superior offer;

                  d. payment to King 200% of its costs (up to $6 million) if King's stock price for any 20 day period falls below $30 and King terminates, plus the $12 million break-up fee if Medco goes on to a transaction with another company within one year.

                  76. As a result of the defendants' wrongful conduct, SWIB and all other class members have been harmed and have no adequate remedy at law.

                                    COUNT IV
                      (BREACH OF FIDUCIARY DUTY OF LOYALTY)

                  77. Plaintiff realleges paragraphs 1-76 as set forth above and incorporates them herein by reference.

                  78. This count is brought against defendant Williams.

                  79. As a director of Medco, Williams owes a duty of unswerving loyalty to act in the best interests of the shareholders.

                  80. Williams breached that duty by sacrificing the interest of Medco's shareholders in achieving full and fair value for their shares so that he could receive a $2.2 million fee (with the possibility of increasing to $2.8 million if the Merger goes forward at the maximum price). Williams isolated the other Medco Board members from the "negotiations" he conducted with King so that he alone could control whether the deal was done. Moreover, he structured the Merger on terms that were guaranteed to keep King as an acquirer rather than on terms that maximized shareholder value.

                  81. As a result of Williams' wrongful conduct, SWIB and all other class members have been harmed and have no adequate remedy at law.

                                     COUNT V
                                     (WASTE)

                  82. Plaintiff realleges paragraphs 1-81 as set forth above and incorporates them herein by reference.

                  83. This count is brought against Defendants Bartlett, Cohn, Hirsch and Step.

                  84. The defendants authorized the payment by Medco to Williams of .75% of the aggregate consideration received by the Medco shareholders in the Merger. No ordinary person of sound judgment would believe that Medco received any value for that payment.

                  85. The only considerations cited by the Board for authorizing this payment were that Medco's CEO had resigned and Williams had some expertise in this area. There were no parameters placed upon this payment to assure that Medco received value (i.e., a fair and hard fought-for deal) for this promised fee. In fact, the structure of the fee (that Williams received payment only if Medco consummated a deal with King) guaranteed that Medco would not receive value as Williams sacrificed the interest of achieving the best price for the company for his own personal gain.

                  86. Despite the fact that in the first discussion between Williams and Gregory about price, Williams suggested $35 per Medco share and Gregory suggested $30 per Medco share, the deal that Williams agreed to was worth $28.25 per Medco share. That price was almost 6% below the opening offer made by King. Thus, the "benefit" that Williams brought to Medco in return for his almost $2.2 million fee was in fact a reduction in the purchase price of over $18 million. No reasonable person could consider this to be consideration of any value for Williams' fee.

                  87. As a result of the defendants' wrongful conduct, Medco has suffered harm.

                  WHEREFORE, SWIB prays that the Court:

                  (1)     certify this action as a class action;

                  (2) enjoin the shareholder vote on the Merger scheduled to take place on February 10, 2000;

                  (3)     enjoin the consummation of the Merger;

                  (4) declare that the defendants have breached their fiduciary duties of care, disclosure and loyalty in connection with the Merger and award damages for those breaches;

                  (5) declare that the defendants have committed waste of Medco's assets by agreeing to William's fee in the Merger;

                  (6) award SWIB the costs and expenses of this action, including but not limited to, attorneys' fees and experts' fees; and

                  (7) grant such other and further relief as the Court deems just and proper under the circumstances.


DATED: January 10, 2000

                                      /s/ Stuart M. Grant
                                      -------------------------------------
                                      Stuart M. Grant
                                      Jay W. Eisenhofer
                                      Cynthia A. Calder
                                      John C. Kairis
                                      GRANT & EISENHOFER, P.A.
                                      1220 N. Market Street, Suite 500
                                      Wilmington, DE 19801
                                      (302) 622-7000

                                      Attorneys for Plaintiff State of
                                      Wisconsin Investment Board

                                                                       Exhibit 2
                                                             Solicitation Letter


                       STATE OF WISCONSIN INVESTMENT BOARD
[GRAPHIC]       ----------------------------------------------------------------
                MAILING ADDRESS                              121 EAST WILSON ST
                PO BOX 7842                                  MADISON, WI 53702
                MADISON, WI 53707-7842                       (608) 266-2381
                                                             FAX: (608) 266-2436

12 January 2000


Dear Medco Research, Inc. Shareholder:

We are writing to urge you to VOTE AGAINST PROPOSAL #1, the merger of Medco Research, Inc. ("Medco") with King Pharmaceuticals ("King") at Medco's upcoming Special Meeting of shareholders to be held Thursday, February 10, 2000. We are the State of Wisconsin Investment Board ("SWIB"), the investment arm of the pension plan for public employees in Wisconsin. As of the record date, December 29, 1999, SWIB owns 1,214,700 shares or approximately 11.6% of Medco's outstanding shares. IN ADDITION, SWIB HAS FILED A CLASS ACTION LAWSUIT AGAINST MEDCO RESEARCH BECAUSE IT FEELS THE BOARD OF DIRECTORS HAS SHIRKED ITS DUTY TO SHAREHOLDERS IN APPROVING OF THIS DEAL.

                          YOU HAVE NO APPRAISAL RIGHTS!
                                   --

This is referenced in the proxy.

                            IT'S A VALUATION PROBLEM

John Nelson, Investment Director of SWIB's Small Company Stock portfolio, said "The agreed exchange rate of 0.6818 King shares combined with an unfair price collar for each Medco share is grossly inadequate! When agreed to by the Medco board of directors, the merger was worth only $28.25 per Medco share at a time when Medco was selling at $27.25 per share. SWIB is outraged at this "low ball" offer." Now, although the deal is worth $34 per Medco share, it is being paid in inflated King stock (currently selling near $60) which SWIB believes has substantial downside risk.

                     A TRUER VALUATION MIGHT BE NORTH OF $40

SWIB believes Medco has great long term potential. With two significant products on the market, a strong product pipeline, positive cash flow and over $5 per share in cash on the balance sheet, Medco is well-positioned for the future both fundamentally and financially. SWIB's own internal valuation work suggests the true value of Medco's stock is north of $40 per share cash today. In addition, ABN Amro analyst, James Keeney, on October 13, 1999, had a 6 to 12 month price target of $39 before consideration of any buyout strategic benefits. SWIB BELIEVES MEDCO'S LONG TERM VALUE TO SHAREHOLDERS IS GREATER IF MEDCO REMAINS INDEPENDENT.

                   $ VALUE OF KING STOCK DISTRIBUTION AT RISK

According to the latest SEC filings, as of September 30, 1999, King is heavily leveraged with more that $599 million in debt and only $197 million in equity. It only had $11 million in cash on the balance sheet. Recent speculation about King's product potential has run up King's stock price allowing King to offer Medco potentially inflated stock. King stock started moving up substantially after King presented the results of a Heart Outcome Prevention Evaluation (HOPE) study at the American Heart Association meeting in Atlanta in November of 1999. This study indicated that Altace, the company's ACE inhibitor anti-hypertension drug, "significantly reduces the death rate in a broad range of heart patients." We are concerned that the benefit demonstrated in this study may be viewed as a class effect of all ACE inhibitors. If this happens, it would appear that market share gains expected in the price rise of the stock may not be realized. The ACE inhibitor market is very competitive and Altace's market share is well under 10% worldwide. In addition, the ACE inhibitor market is due to become more price competitve when the largest market share product, Merck's Vasotec, goes off patent in early 2000. At that time much of the market may face the threat of more generic substitution. There is substantial risk, whether through business disappointments or sales of King stock by Medco shareholders after the deal closes, that the price of King's relatively illiquid shares in the open market could fall. SHOULD KING SHARES FALL SHARPLY BEFORE OR IMMEDIATELY AFTER, THIS DEAL IS COMPLETED, MEDCO SHAREHOLDERS COULD BE LEFT HOLDING KING STOCK WITH AN ACTUAL VALUATION SIGNIFICANTLY BELOW THE CURRENT MARKET VALUE OF THEIR MEDCO SHARES.

                              DEAL STRUCTURE ISSUES

The price collar limits Medco's upside without protecting Medco shareholders on the downside before the deal closes. In addition, we believe the following are likely to discourage potential bidders.

         o Medco entered an option agreement, the primary purpose of which was to prevent any other suitor from using "pooling of interest" tax treatment for an acquisition. The inability to use "pooling of interest" tax treatment effectively kills any other deal.

         o If King's average stock price for any 20 day period goes below $30 and King terminates, Medco must pay King 200% of its cost (not to exceed $6 million). Medco, in effect, is a guarantor of King's stock price.

         o The $12 million breakup fee appears excessive to us as a percentage of the total deal.

         o Medco must have $50 million in cash and marketable securities to close this deal.

                       LARGE PAYMENTS TO MEDCO'S CHAIRMAN

According to Medco's Proxy, Medco's Chairman was appointed to negotiate the transaction with King. If the transaction closes, he receives 0.75% of the gross proceeds, amounting to approximately $1.8 to $2.8 million. This creates a potential conflict of interest for Medco's Chairman by giving him a self-serving financial incentive to complete a transaction which is not in Medco Shareholders' best interests.

                     DUAL ROLE OF HAMBRECHT & QUIST (H & Q)

H & Q acted as an investment banker to Medco (and in the past has acted in this same capacity for King) and provided the fairness opinion while also acting as a market maker for King stock. According to the proxy, King called off the deal on Friday, October 29, 1999 due to a decline in King stock price. ON MONDAY, NOVEMBER 1, 1999, H & Q PLACED KING STOCK ON THEIR `FOCUS LIST.' Not surprisingly, King's stock price rebounded and on Tuesday, November 2, 1999, Medco's chairman persuaded King to reopen merger discussions.

                               LACK OF DISCLOSURE

We question whether there has been adequate disclosure with regard to valuation and the fairness opinion. In the Fairness Opinion valuation H & Q discounted year 2009 earnings estimate from the company back to the present using a 40% TO 45% discount rate. Since when does Medco, or any other company traded publicly, give out earnings estimates 10 years in the future!? For King Pharmaceuticals' valuation, H & Q used year 2001 King management earnings estimates and added in an Altace pharmaceutical upside estimate factor and discounted it back to the present at a 15% TO 17% discount rate. Why the HUGE difference in earnings estimate periods and discount rates? In addition, a much higher price to earnings ratio (P/E) was applied to King stock in determining its fair value versus Medco. The P/E valuation range for King was 32 1/2 x to 37 1/2 x, while that used for Medco was 20 x to 24 x. So why are the P/E valuations so different and in King's favor? WHY SHOULD THE COMPANY BE SOLD NOW IF THE OUTLOOK IS SO STRONG FOR MEDCO AND A "FAIR" PRICE CAN'T BE OBTAINED FROM SELLING AT THIS TIME? Moreover, even the H & Q Fairness Opinion limits itself to the date on which the merger was approved by the Medco board. THE FAIRNESS OPINION REACHES NO CONCLUSION OF WHETHER THE DEAL IS FAIR TO MEDCO IF THE MERGER CONSIDERATION IS PAID WITH $60 PER SHARE KING STOCK OR IF THE DEAL CLOSES AT THE BOTTOM END OF THE PRICE COLLAR ($22.50).

                PROTECT THE VALUE OF YOUR INVESTMENT IN MEDCO...

We urge you to protect the value of your equity investment in Medco by calling your custodian bank or brokerage firm, to assure that your shares are voting AGAINST Proposal #1.

                VOTE AGAINST THE MERGER, VOTE AGAINST PROPOSAL #1
                                              -------

Thank you for your consideration and support on this important matter.



Patricia Lipton
Executive Director
State of Wisconsin Investment Board

For additional information, please contact:

Garland Associates, Inc.                  Ms. Sandi Nicolai
Proxy Solicitors                or        SWIB Investor Responsibility Program
Telephone: 212-866-0095                   Telephone: 608-267-0882